Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement of Alcatel on Form F-3, as amended (File No. 333-119301), initially filed on September 27, 2004 of our report dated March 30, 2005, related to the consolidated financial statements of Alcatel, appearing in this Report on Form 6-K of Alcatel for the month of September 2005, filed on September 30, 2005.
/s/ DELOITTE & ASSOCIÉS
Neuilly sur Seine, France
September 30, 2005